82-4033


SINGAPORE

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/S


03024152

Exemption ~~No. 33-91910~~

11 June 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO ~~33-91910)~~

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
2 June 2003	Notice of Extraordinary General Meeting
5 June 2003	Notice of Changes in Subsidiary Director's Interests

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

dlw 6/30

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an **EXTRAORDINARY GENERAL MEETING** of the Company will be held at 9 Temasek Boulevard, #07-00 Suntec City Tower II Singapore 038989 on 18 June 2003 at 11.00 a.m. for the purpose of considering and, if thought fit, passing the following resolution with or without modifications, which will be proposed as an Ordinary Resolution:-

ORDINARY RESOLUTION:

That the transaction contemplated under the Acquisition Agreement dated 23 April 2003 ("Acquisition Agreement") entered into between Cosco Industrial Investments Ltd (the "Vendor") and the Company, details of which are set out in the Circular to Shareholders dated 2 June 2003 (the "Circular") including, without limitation the acquisition of the Company of approximately 40.0% interest in the registered capital of Dalian Cosco Marine Engineering Co., Ltd (to be subsequently renamed as "Cosco (Dalian) Shipyard Co., Ltd") ("COSDAL") from the Vendor be and are hereby approved and that the Board of Directors be and is hereby authorized to make any amendments, alterations and modifications to the Acquisition Agreement as it may in its discretion decide in the interest of the Company and to take such steps, enter into such transactions, arrangements and agreements and execute all such documents as may be necessary or expedient for the purposes of the Acquisition Agreement and the transactions contemplated thereunder.

BY ORDER OF THE BOARD
Lawrence Kwan
Company Secretary
Singapore
2 June 2003

Notes:-

1.	A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2.	Where a member appoints two proxies, the Company may treat the appointments as invalid unless the member specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
3.	The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 9 Temasek Boulevard, #07-00 Suntec City Tower II Singapore 038989 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

4.	The instrument appointing a proxy or proxies must be under the hand of the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

Submitted by Mr Ji Hai Sheng, President on 02/06/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Poh Hee Boon
Date of notice to company:	30/05/2003
Date of change of interest:	28/05/2003
Name of registered holder:	Poh Hee Boon
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	50,000
% of issued share capital:	0.007
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.26
No. of shares held before the transaction:	50,000
% of issued share capital:	0.007
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		50,000
% of issued share capital:		0.007
No. of shares held after the transaction:		0
% of issued share capital:		0
Total shares:		0

Note: Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd. We received notice of transaction on 4 June 2003.

Submitted by Mr Ji Hai Sheng, President on 05/06/2003 to the SGX

